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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

PHONE1GLOBALWIDE INC.

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

719208100

(CUSIP Number)

Robert F. Hudson, Jr.
Baker & McKenzie
1111 Brickell Avenue
Miami, FL 33131
(305) 789-8906

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 Pages

CUSIP No. 719208100

1.	Name of Reporting Person: JG Private Trust Company Limited, as trustee of the Pitrizza Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable - See Item 4

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 99,414,661 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐**

13.	Percent of Class Represented by Amount in Row (11): 68.7%

14.	Type of Reporting Person (See Instructions): CO

Page 2 of 6 Pages

CUSIP No. 719208100

Item 1. Security and Issuer.

     This Schedule 13D (the “Statement”) relates to the common stock, $.001 par value (the “Common Stock”), of Phone1Globalwide Inc. (the “Company”). This Schedule 13D is being filed by JG Private Trust Company Limited (the “Reporting Person”), as trustee of the Pitrizza Trust (the “Trust”). The Company’s principal executive offices are located at 100 N. Biscayne Blvd., 25th Floor, Miami, FL 33132.

Item 2. Identity and Background.

(a)	This Schedule 13D relates to the 99,414,661 shares of Common Stock of the Company (the “Shares”) that are owned by Hispanic Telecommunications Holding, S.A. (“HTH”). The Trust is the sole shareholder of HTH and, as such, may be considered the beneficial owner (for securities purposes only) of the Shares.

(b)	The principal business address of the Reporting Person is Level 3, 280 Parnell Road, Parnell, Auckland, New Zealand, 1013.

(c)	Current information concerning the identity and background of the directors, officers and other controlling persons of the Reporting Person are set forth in Annex A.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is organized and existing under the laws of New Zealand.

Item 3. Source and Amount of Funds or Other Consideration.

     Not Applicable – See Item 4

Item 4. Purpose of Transaction.

     The Reporting Person is a corporation formed in New Zealand for the express purpose of acting as the trustee of certain family trusts established for the benefit of the Gilinski family. Specifically, the Reporting Person has replaced Rothschild Trust Guernsey Limited (a corporation formed under the laws of Guernsey, Channel Islands) as the trustee of the Trust. The Trust may be considered the beneficial owner (for securities purposes only) of the Shares. The Reporting Person does not have any present intention to (i) acquire shares of the Company, (ii) reorganizing or liquidate the Company, (iii) sell a substantial portion of the Company’s assets, (iv) change the Board or management of the Company, (v) change the Company’s articles, bylaws, capitalization, dividend policy, business or corporate structure; provided, however, the Reporting Person may elect in the future to take any of the foregoing actions, to the extent it is possible for the Reporting Person to effectuate such actions.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Person may be considered the beneficial owner (for securities purposes only) of the Shares. Based upon the Company’s most recent public reports, the Shares represent approximately 68.7% of the total number of outstanding shares of the Common Stock of the Company.

Page 3 of 6 Pages

     (b) HTH maintains the sole power to vote or to direct the voting of, and the sole power to dispose of, or to direct the disposition of, the Shares. The Trust owns all of the shares of HTH.

     (c) There has been no activity in regards to shares of stock of the Company by the Reporting Person, HTH or the Trust since the joint filing of a Schedule 13D/A by HTH and the previous trustee of the Trust on April 12, 2005.

     (d) Not applicable.

     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities of the Issuer.

     None

Item 7.	Material to be Filed as Exhibits.

     None

Page 4 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 5, 2005	JG PRIVATE TRUST COMPANY LIMITED, as trustee of the PITRIZZA TRUST
	By:	/s/ Geoffrey Cone
		Name:	Geoffrey Cone
		Title:	Director

By:	/s/ Jaime Gilinski
	Name:	Jaime Gilinski
	Title:	Director

Page 5 of 6 Pages

Annex A

Directors, Officers and Controlling Persons
of the Reporting Person

Name/Citizenship	Title	Business Address
Jaime Gilinski*	Director	Calle Manuel Maria y
(Citizen of Colombia)		Caza 19, Panama,
Republic of Panama

Isaac Gilinski	Director	12 Avenue des
(Citizen of Colombia)		Spelugues MC-98000,
Monaco

Geoffrey Cone	Director	Level 3, 280 Parnell
(Citizen of New Zealand)		Road, Parnell,
Auckland,
New Zealand, 1013.

*	In additional to serving as a director of the Reporting Person, Jaime Gilinski is also a controlling person by virtue of having the power to replace some or all of the directors of the Reporting Person.

Page 6 of 6 Pages